Room UG202, Floor UG2

Chinachem Golden Plaza

77 Mody Road, Tsimshatsui East

Kowloon, Hong Kong

______________

NOTICE OF ANNUAL GENERAL MEETING

______________

To the Members of Grand Toys International Limited:

NOTICE IS HEREBY GIVEN that the First Annual General Meeting of the Members of Grand Toys International Limited (the “Company”) will be held at the offices of the Company, Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong on Friday, 15th April, 2005 at 9:00 a.m. for the following purposes:

1.

To receive and consider the consolidated audited statement of accounts of the Company for the period ended  31st December, 2004 and the reports of the directors of the Company and the auditors thereon.

2.

To elect or re-elect as directors of  the Company in place of all directors retiring from office in accordance with Article 94 of the Articles of Association of the Company (the “Articles”):

Henry Hai Lin Hu

Elliot L. Bier

David J. Fremed

and, subject to the passing of the Ordinary Resolution number 9 set out in this Notice, to elect a maximum of seven additional persons subject to them being duly proposed by a Member for election in accordance with Article 98 of the Articles:

3.

To approve the payment of fees to directors of the Company for the period ended 31st December, 2004 and grant of director options.

4.

To appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company and to authorise the directors of the Company to fix their remuneration.

AND to consider and, if thought fit, pass with or without amendment the following resolutions, which will be proposed as Ordinary or Special Resolutions (as the case may be) of the Company, by way of special business:

5.

SPECIAL RESOLUTION

“THAT

1)

the directors of the Company be and they are hereby authorised to allot and issue 2,000,000 Convertible Preference Shares of HK$1.00 each in the capital of the Company (“Preference Shares”) to Centralink Investments Limited (“Centralink”) in accordance with, and subject to, the provisions of Schedule 3 to the Subscription Agreement dated 28th February, 2005 made between the Company and Centralink (the “Subscription Agreement”) relating to an Exchangeable Note in a principal amount of US$7,675,000, a copy of which Subscription Agreement was produced to the Meeting, the conditions of issue of such Preference Shares being as set out in Annexure 1 to Schedule 3 of the Subscription Agreement;

2)

upon allotment and issue of such Preference Shares, the same be credited as fully paid at a premium and the name of the allottee entered in the register of members of the Company as the holder thereof and a share certificate be issued under the common seal of the Company bearing such legend or legends as may be required by the provisions of the Agreement and delivered to the allottee;

3)

the directors of the Company be and they are hereby authorised to allot and issue ordinary shares of HK$1.00 each in the capital of the Company (“Ordinary Shares”) to Centralink upon conversion of the Preference Shares;

4)

the following new Article 5A be inserted as an additional Article immediately following Article 5 in the Articles:

“5A. (1) In this Article, the following expressions shall have the following meanings except where the context otherwise requires:

“ADS Conversion Ratio” means the Exchange Price divided by the Conversion Price;

“Associate” means (a) in relation to an individual: (aa) his spouse and any child or step-child under the age of  18 (eighteen) years of the individual or of his spouse (“family interests”); (bb) the trustees, acting in their capacity as such, of any trust of which such individual or any of his family interests is a beneficiary or, in the case of a discretionary trust, is a discretionary object; or (cc) any company in the equity capital of which such individual and/or his family interests taken together are directly or indirectly interested so as to exercise or control the exercise of 30 (thirty) per cent. or more of the voting power at general meetings, or to control the composition of a majority of the board of directors and any other company which is its subsidiary or holding company or a fellow subsidiary of any such holding company; and (b) in relation to a company, any other company which is its subsidiary or holding company or is a fellow subsidiary of any such holding company or one in which it and/or such other company or companies taken together are directly or indirectly interested so as to exercise or control the exercise of 30 (thirty) per cent. or more of the voting power at general meetings, or to control the composition of a majority of the board of directors;

“Business Day”  means a day (other than Saturday or Sunday) on which licensed banks are generally open for business in Hong Kong;

“Conversion Price” means US$2.7365 (two United States Dollars and seventy three point six five cents);

“Depositary” means The Bank of New York, or any successor depositary for Grand ADSs;

“Dividend Payment Date” means 30th June and 31st December in each year;

“Exchange Price” means US$3.8375 (three United States Dollars and eighty-three point seven five cents);

“Grand ADSs”  means the Company’s American depositary shares, each representing beneficial ownership of one Ordinary Share in the capital of the Company;

“Preference Shares” means convertible preference shares of HK$1.00 each in the capital of the Company and all other (if any) shares resulting from any sub-division, consolidation or reclassification thereof;

“Preference Shareholder(s)” means a person or persons registered from time to time in the Register as (a) holder(s) of any Preference Share(s);

“Preferential Dividend” means the cumulative preferred dividend as set out in Article 5A (2); and

“US$” means United States Dollars, the lawful currency of the United States of America;

(2)

Preference Shares shall carry equal rights and rank pari passu with one another and, in addition to such other rights as are set out in the conditions of issue thereof, shall have the rights and restrictions set out below:

As to dividends

(i)

Each Preference Share shall confer on the holder thereof the right to receive a cumulative preferred dividend at the rate of 10.5 (ten and one-half per cent.) per annum of the Exchange Price, pro-rated over any part of a year during which such Preference Share shall be outstanding, on the basis of a year of 365 (three hundred and sixty-five) days or 366 (three hundred and sixty-six) days as applicable.

(ii)

The Preferential Dividend shall accrue from day to day until redemption or conversion and be payable to Preference Shareholders (a) subject to the Company having sufficient distributable profits for lawful payment of the same, semi-annually in arrears on each Dividend Payment Date in respect of the half-year ending on such respective dates, or, if any Dividend Payment Date is not a Business Day, on the next day which is a Business Day and (b) upon conversion of the Preference Shares to Ordinary Shares as hereinafter provided.

(iii)

The Preferential Dividend shall be due and payable on the dates specified for payment and, notwithstanding the fact that the Preferential Dividend is expressed to be cumulative, it shall on each such date ipso facto and without any resolution of the Board or of members of the Company in general meeting (and notwithstanding anything contained in these Articles) become a debt due from and immediately payable by the Company to Preference Shareholders (subject only to the Company having sufficient distributable profits as aforesaid).

As to conversion

(iv)

Each Preference Share shall be convertible into such number of Ordinary Shares as shall be calculated in accordance with the ADS Conversion Ratio.

(v)

Such conversion shall be implemented in such manner as the Board shall, subject to the Ordinance and these Articles, from time to time determine.  Without prejudice to the generality of the foregoing, any conversion may be effected by (a) redesignation of Preference Shares as Ordinary Shares; or (b) exchange of Preference Shares for such number of new Ordinary Shares as is calculated pursuant to item (iv) aforesaid (in this item (v) “the Relevant Ordinary Shares”), which Relevant Ordinary Shares shall be allotted and issued to the holder of the Preference Shares or as it shall direct; or (c) redemption or repurchase of such Preference Shares at the Exchange Price out of (aa) the capital paid up on such Preference Shares or (bb) the funds of the Company otherwise available for dividend or distribution with the proceeds of redemption or repurchase thereof applied by the Preference Shareholder as payment in full by way of subscription for the Relevant Ordinary Shares or (cc) the proceeds of a fresh issue of the Relevant Ordinary Shares made for the purpose of the redemption or repurchase or any combination of (aa) and/or (bb) and/or (cc).

(vi)

Immediately following conversion, the holder of the Ordinary Shares or new Ordinary Shares, if a person other than the Depositary, shall deliver to the Company a duly executed and stamped instrument of transfer in respect thereof in favour of the Depositary and the Company shall thereupon cause the transfer of such Ordinary Shares or new Ordinary Shares to be approved and registered. In the case both of any such transfer of Ordinary Shares or new Ordinary Shares, or of any issue of new Ordinary Shares, to the Depositary, (a) the Preference Shareholder shall deliver to the Company for cancellation the share certificate(s) in respect of the Preference Shares so converted; and (b) the Company shall thereupon forthwith deposit a certificate for such Ordinary Shares or new Ordinary Shares with the Depositary with irrevocable instructions to issue to the former holder of the Preference Shares  such number of Grand ADSs as is equivalent to the number of such Ordinary Shares or new Ordinary Shares.

(vii)

Any Preference Shareholder shall be entitled to convert its Preference Shares, in whole (but not in part) into Ordinary Shares in the manner set out above at any time after the date on which the Preference Shares are issued, upon giving to the Company not less than 10 (ten) nor more than 30 (thirty) days’ prior written notice.  Upon such conversion, the Company shall, subject to it having sufficient distributable profits for lawful payment of the same, pay to the Preference Shareholder all Preferential Dividends accrued but unpaid to the date of conversion; provided that the Company may elect to, and if and to the extent that the amount of such Preferential Dividends exceeds the amount of such distributable profits shall, subject to the same being lawful, in lieu of paying cash, issue and deposit with the Depositary such number of Ordinary Shares as shall be determined by dividing the aggregate accrued Preferential Dividends by the average closing price of Grand ADSs on the NASDAQ SmallCap Market for the 40 (forty) consecutive trading days immediately prior to such issue (but in no event less than the nominal value thereof), and shall direct the Depositary forthwith to issue to the former holder of the Preference Shares an equivalent number of Grand ADSs.

(viii)

The Company shall be entitled at any time to give written notice to any  Preference Shareholder requiring it to convert the whole (and not part only) of its Preference Shares into such number of Ordinary Shares as shall be calculated in accordance with the ADS Conversion Ratio in accordance with the manner set out in items (v) and (vi) above, if (a) subject as provided below, Grand ADSs have traded at a premium of at least 5 (five) per cent. above the Conversion Price for at least 45 (forty -five) days prior to the date on which such notice is given; and (b) the Company shall have paid to all Preference Shareholders in aggregate, at any time prior to or at the time of such conversion, Preferential Dividends in cash of a minimum cumulative amount of US$767,500 (seven hundred and sixty-seven thousand and five hundred United States Dollars). The provisions of item (vii) above shall apply mutatis mutandis in respect of any Preferential Dividends accrued but unpaid to the date of conversion.  The trading premium requirement set out above shall lapse upon the occurrence of a public offering of securities by the Company resulting in proceeds of not less than US$50,000,000 (fifty million United States Dollars).

Liquidation preference

(ix)

Upon the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the assets of the Company available for distribution to members shall be applied (a) first, in paying to Preference Shareholders an amount equal to the Exchange Price in respect of each Preference Share held by them, and if the assets of the Company are insufficient to pay such amount, then (if there is more than one Preference Shareholder) in paying to Preference Shareholders an amount equal to the Exchange Price ratably in respect of each Preference Share held by them; (b) second, in paying to Preference Shareholders all arrears and accruals of Preferential Dividends; and (c) third, in paying to the holders of Ordinary Shares any surplus assets which shall be distributed ratably amongst such holders according to the amounts paid up thereon.

Voting rights

(x)

Preference Shareholders shall be entitled to receive notice of, and to attend and vote at, all general meetings of the Company.

(xi)

On a vote taken at any general meeting of the Company on a show of hands, any Preference Shareholder present in person or, being a corporation, by a representative, shall be entitled to vote in the same manner as any holder of Ordinary Shares.  On a poll, Preference Shareholders present in person or by proxy or, being a corporation, by a representative, shall be entitled to such number of votes equal to the number of Ordinary Shares into which Preference Shares held by them are then convertible in accordance with the relevant provisions of this Article.

Pre-emptive right

(xii)

For so long as more than 100,000 (one hundred thousand) Preference Shares are in issue and outstanding, each Preference Shareholder shall have a right of pre-emption to the extent of its pro rata share (based on the percentage of the Company’s outstanding issued share capital owned by it) in relation to any new securities offered by the Company to any third party, other than Centralink Investments Limited or any of its Associates, at the same price and on the same terms and conditions as the Company shall offer such securities to such third parties.

(xiii)

Such right of pre-emption shall not apply to the issue by the Company of Ordinary Shares, or by the Depositary of corresponding Grand ADSs, or  the grant of options in respect thereof, pursuant to any employee share option scheme in force at any time whilst more than 100,000 (one hundred thousand) Preference Shares remain in issue and outstanding.

Transferability

(xiv)

Preference Shares shall be non-transferable except to (a) Associates of Centralink Investments Limited; (b) any person to whom Preference Shares are transmitted from any holder thereof whether by will or other testamentary disposition or the laws of intestacy or descent, including members of such holder’s family, which includes his or her spouse and children and any other natural person who resides with such holder; or (c) any trust which is for the exclusive benefit of, or any partnership or limited liability company the partners or members of which are limited to, holders of Preference Shares and/or permitted transferees of such holders as set out in (a) or (b) above.

(xv)

Any such permitted transfer shall be effected by instrument of transfer, and shall be registered by the Company, in the same manner mutatis mutandis as these Articles provide in respect of Ordinary Shares.

Variation of rights

(xvi)

All or any of the special rights and privileges for the time being attached to Preference Shares (notwithstanding any pending or actual liquidation of the Company) may, either with the prior written consent of the holders of not less than three-fourths of the Preference Shares or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of Preference Shares duly convened and held as hereinafter provided, be varied or abrogated.  To every such separate meeting, the provisions of these Articles with respect to notice or proceedings at general meetings shall apply mutatis mutandis, but so that any such meeting shall not be quorate unless the holder or holders of a majority of the Preference Shares is or are present in person, by proxy or, being a corporation, by a representative.”;

5)

any one or more of the directors of the Company be and he is or they are hereby authorised to do all other such acts and things, including signature or execution of any instrument or other document for and on behalf of the Company, to give effect to such allotment and issue and any such conversion; and

6)

all issued and unissued shares in the capital of the Company other than (i) Preference Shares (for so long as the same shall not have been converted into Ordinary Shares) and (ii) Deferred Non-Voting Shares be and they are hereby re-designated as Ordinary Shares so that the Articles shall henceforth be construed accordingly.”

6.

ORDINARY  RESOLUTION

“THAT, pursuant to Section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) (“the Ordinance”), the directors of the Company be and they are hereby authorised to exercise any power of the Company to allot and issue all or any of the authorised but unissued Ordinary Shares (as so re-designated subject to the passing of Special Resolution number 5 set out in this Notice) forming part of the capital of the Company to such persons and on such terms and conditions as they think fit, including (without limitation) pursuant to the Grand Toys International, Inc. Amended and Restated Stock Option Plan, responsibility for which was assumed by the Company from Grand Toys International, Inc. on 16th August, 2004 and, subject to the passing of Ordinary Resolution number 8  set out in this Notice, the new share option scheme referred to in such Ordinary Resolution, such authority to continue until the earlier of:

(i)

the conclusion of the next Annual General Meeting of the Company;

(ii)

the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles or the Ordinance to be held; or

(iii)

the revocation or variation of the authority given by this Resolution by an Ordinary Resolution of the Members of the Company.”

7.

SPECIAL  RESOLUTION

“THAT the Articles be and they are hereby further amended as follows:

(i)

deletion of the heading before Article 94 and the insertion of “Retirement of Directors” in place thereof;

(ii)

deletion of Articles  94 and 95 in their entirety and insertion of the following new Article 94 in place thereof:

“94.

At each annual general meeting of the Company, all the directors shall retire from office.”;

(iii)

deletion of the words  “, and may also determine in what rotation the increased or reduced number is to go out of office” from Article 99 (to be renumbered 98 as provided below);

(iv)

deletion of the words “but shall not be taken into account in determining the directors who are to retire by rotation at such meeting” from Article 100 (to be renumbered 99 as provided below)

AND THAT existing Articles 96 to 140 be and they are hereby renumbered 95 to 139, and all references to numbered Articles appearing in any Article be amended, accordingly.”

8.

ORDINARY RESOLUTION

“THAT the terms and conditions of the Grand Toys International Limited 2004 Stock Option Plan, a copy of which was produced to the Meeting (the “Plan”), be and they are hereby ratified and affirmed and that any one or more of the directors of the Company, including any committee thereof,  be and he is or they are hereby authorised to do all such acts and things, including signature or execution of any instrument or other document, to give effect to the  Plan, including, without limitation, the grant of options thereunder.”

9. ORDINARY RESOLUTION

“THAT, pursuant to Articles 80 and 99 (to be renumbered 98 pursuant to resolution number 7 above), the number of directors of the Company be and it is hereby increased from five to a maximum of ten.”

BY ORDER OF THE BOARD

/s/ Henry Hai Lin Hu

Henry Hai Lin Hu

Director

Hong Kong,  24th March, 2005

Registered Office: Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.

NOTES:

a)

A Member entitled to attend and vote at the Meeting may appoint one or more proxies to attend and, on a poll, vote instead of him or her.

b)

The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be deposited at the registered office of the Company not less than 48 hours before the time of the meeting and, in default, the proxy shall not be treated as valid. Completion and return of a form of proxy shall not preclude a Member from attending in person and voting at the Meeting or any adjournment thereof should he or she so wish.